Deutsche Bank

Deutsche Bank Securities Inc.

Global Corporate Finance

60 Wall Street, NYC60-1110

New York, NY 10005-2858

September 14, 2009

Via Electronic Submission

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CreXus Investment Corp.
Registration Statement on Form S-11
File No. 333-160254

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several Underwriters, hereby join in the request of CreXus Investment Corp. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on September 16, 2009 at 4:00pm, New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: September 3, 2009

(ii)	Dates of distribution: September 3, 2009-September 16, 2009

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 5

(iv)	Number of prospectuses so distributed: approximately 10,000

(v)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

MERRILL LYNCH, PIERCE, FENNER & SMITH
          INCORPORATED

By: Deutsche Bank Securities Inc.

.

By /s/ Bradley Miller

Name: Bradley S. Miller
Title: Managing Director

By /s/ Neil Abromavage

Name: Neil Abromavage
Title: Director